SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Consul General of the Republic of Colombia in the City of New York

Consulate of Colombia

10 East 46th Street

New York, New York 10017

Copies to:

Mark H. Stumpf, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

*   The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2013 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Conformed Copy of the Underwriting Agreement, dated October 21, 2014, among the Republic of Colombia, Citigroup Global Markets Inc. and Goldman, Sachs & Co.

Exhibit 2:	Forms of 4.000% Global Bonds due 2024 and 5.625% Global Bonds due 2044

Exhibit 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the 4.000% Global Bonds due 2024 and 5.625% Global Bonds due 2044, dated October 28, 2014

Exhibit 4:	Opinion of Arnold & Porter LLP with respect to the 4.000% Global Bonds due 2024 and 5.625% Global Bonds due 2044, dated October 28, 2014

Exhibit 5:	Recent Developments in the Republic of Colombia, as of October 21, 2014

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 19th day of December, 2014.

By:	/s/ Mauricio Cárdenas Santamaría
Mauricio Cárdenas Santamaría
Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Conformed Copy of the Underwriting Agreement, dated October 21, 2014, among the Republic of Colombia, Citigroup Global Markets Inc. and Goldman, Sachs & Co.

EXHIBIT 2:	Forms of 4.000% Global Bonds due 2024 and 5.625% Global Bonds due 2044

EXHIBIT 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the 4.000% Global Bonds due 2024 and 5.625% Global Bonds due 2044, dated October 28, 2014

EXHIBIT 4:	Opinion of Arnold & Porter LLP with respect to the 4.000% Global Bonds due 2024 and 5.625% Global Bonds due 2044, dated October 28, 2014

EXHIBIT 5:	Recent Developments in the Republic of Colombia, as of October 21, 2014

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